Press Release

                                                       Royal Ahold
[Graphic Omitted] Ahold                                Corporate Communications



                                                Date:  October 25, 2004
                                 For more information: +31 75 659 57 20




Ahold and Canica reach agreement on final price for Canica's stake in ICA AB

Zaandam, The Netherlands, October 25, 2004 -- Ahold today announced that it has reached final agreement with Canica AS on the purchase price of Canica's 20% interest in the Scandinavian joint venture ICA AB. Ahold became obligated to buy Canica's interest as a result of Canica's exercise on July 12, 2004 of its put option under the existing Shareholders' Agreement for the ICA AB joint venture.

The total purchase price, including premium, to be paid by Ahold for the 20% stake amounts to SEK 7.35 billion (approximately EUR 811 million). The purchase price was agreed between Ahold and Canica without having to resort to the independent valuation procedure provided for in the Shareholders' Agreement. ICA Forbundet Invest AB, the other ICA AB joint venture partner, has agreed, as earlier announced on July 19, 2004, to purchase in cash from Ahold half of the Canica stake for SEK 2.89 billion (approximately EUR 318 million). After giving effect to these purchases, Ahold and ICA Forbundet will own 60% and 40%, respectively, of ICA AB. Closing of the transactions is expected before the end of November 2004.

As a result of the abovementioned agreement between Ahold and ICA Forbundet, Ahold will pay more per share to Canica than it will receive from ICA Forbundet, which will result in Ahold recording an expense of EUR 87 million in the third quarter of 2004 under Dutch GAAP. As part of that agreement, among other things, all put arrangements in the Shareholders' Agreement will be abolished upon completion of the abovementioned transactions.



                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302
http://www.ahold.com
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Extraordinary dividend of ICA AB
After the completion of the purchases of the Canica stake in ICA AB, Ahold and ICA Forbundet intend to cause ICA AB to pay an extraordinary dividend of SEK 5.5 billion (approximately EUR 606 million). This dividend will be paid to Ahold and ICA Forbundet in proportion to their final stake in ICA AB, respectively 60% and 40%. By doing this, both shareholders make use of the strong balance sheet of ICA AB. Ahold and ICA Forbundet intend to cause an extraordinary general meeting of shareholders of ICA AB to be held as soon as practicable after the completion of the purchases of Canica's stake.

Financing
Ahold intends to use available cash to fund the purchase of Canica's shares. The funds that Ahold will receive as a result of the extraordinary dividend will be added to its cash balances, replenishing a portion of the cash it will pay to Canica. The total net liquidity impact for Ahold, for the share transactions and the receipt of the extraordinary dividend, will be a cash outflow of approximately EUR 129 million.

"We are very pleased with today's announcement. The agreement with Canica represents a significant step in Ahold's 'Road to Recovery' and concludes another issue that caused uncertainty for stakeholders," commented Ahold President and CEO Anders Moberg. "ICA is a strong and leading supermarket brand in Scandinavia. Today's announcement also highlights the stable and healthy foundation and strengthened cooperation with which Ahold and ICA Forbundet will take the joint venture forward."


Ahold Corporate Communications: +31.75.659.5720
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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intended purchase of the shares from Canica, ICA Forbundet's expected repurchase of half of the shares bought by Ahold from Canica, the expected timing for closing of such purchases, the expected accounting impact of those transactions, the expected abolishment of put arrangements provided for in the Shareholder Agreement, Ahold's intended use of available cash to fund the purchase of Canica's stake in ICA AB, Ahold's intended use of funds received as a result of the sale of half of the stake to ICA Forbundet and the expected dividend, the intention of Ahold and ICA Forbundet to cause ICA AB to hold an extraordinary general meeting of the shareholders of ICA AB and the timing of such meeting, the intention of Ahold and ICA Forbundet to cause ICA AB to declare an extraordinary dividend and the amount of such dividend, the timing of the declaration and payment of such dividend, and the total net liquidity impact of the share purchase and such dividend. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the actions of government regulators and law enforcement agencies, the ability of Ahold, Canica and ICA Forbundet to satisfy closing conditions and to complete the transactions at all or by the dates contemplated, any inability to obtain, or delays in obtaining, any required regulatory approval, any estimates, assumptions or judgments made or used in estimating the accounting impact of those transactions, fluctuations in exchange rates, particularly between the euro and the Swedish Krona, Ahold's liquidity needs exceeding expected levels, any delay in or inability to hold an extraordinary general meeting of shareholders of ICA AB, the ability of Ahold and ICA Forbundet to cause the approval of the payment of an extraordinary dividend from ICA AB, ICA AB's ability to comply with the applicable provisions of the Swedish Companies Act in connection with the declaration and payment of the dividend or to otherwise declare and pay the extraordinary dividend in the amount currently contemplated, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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